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SIDLEY	(212) 839 5300 (212) 839 5599 FAX mschmidtberger@sidley.com (212) 839-5458	DALLAS FRANKFURT FOUNDED 1866	LOS ANGELES NEW YORK	TOKYO WASHINGTON, DC

September 7, 2006

Michael McTiernan (Mail Stop 4561)

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PowerShares DB G10 Currency Harvest Fund
DB G10 Currency Harvest Master Fund
Registration Statement on Form S-1
Amendment No. 2 Filed June 20, 2006
Registration No. 333-132484

Dear Mr. McTiernan:

Thank you for your comment letter of June 23, 2006 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for PowerShares DB G10 Currency Harvest Fund (formerly known as “DB Currency Index Value Fund”, and referred to herein as the “Fund”) and DB G10 Currency Harvest Master Fund (formerly known as “DB Currency Index Value Master Fund”, and referred to herein as the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.	We note your response to comment 2. Based on the proposed public offering of your shares by the initial purchaser, it appears that the initial purchaser is acting as a statutory underwriter, as was noted in your previous comment letter. Please revise the plan of distribution section as previously requested to clarify that the initial purchaser is a statutory underwriter.

Response:

We have revised the plan of distribution section to reflect that the Initial Purchaser is a statutory underwriter in response to the foregoing comment.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

SIDLEY AUSTIN LLP

SIDLEY

September 7, 2006

2.	Please confirm that disclosure of the daily NAV will be made available to all potential investors, including the authorized participants, at the same time.

Response:

We hereby confirm that disclosure of the daily NAV will be made available to all potential investors, including the Authorized Participants, at the same time.

3.	We note your response to comment 21 and the inclusion of unaudited financial statements for the period from September 15, 2005 through December 31, 2005 and the quarterly period ended March 31, 2006. Please revise to present audited financial statements of the Managing Owner as of the most recent fiscal year end and update with unaudited financial statements on the same basis as you would update the financial statements of DB Currency Index Value Fund in accordance with Rule 3-12 of Regulation S-X.

Response:

We have revised to include audited financial statements of the Managing Owner as of the most recent fiscal year-end and unaudited financial statements of the Managing Owner as of June 30, 2006.

Legal Opinion

4.	The caveat to the second opinion appears to indicate that the shares may not in fact be “nonassessable.” Please add appropriate disclosure to the prospectus regarding the limitation, including risk factor disclosure, or advise us why this is not appropriate. If the payments referenced do not relate to the nonassessability opinion, please consider separating the required Exhibit 5 opinions from the limitation of personal liability opinion.

Response:

We have revised the Registration Statement to include a new Risk Factor (39) “Although the Shares are Limited Liability Investments, Certain Circumstances such as Bankruptcy of the Fund or Indemnification of the Fund by the Shareholder will Increase a Shareholder’s Liability.”

The opinion has been modified as discussed among you, us and Richards, Layton & Finger, P.A.

SIDLEY AUSTIN LLP

SIDLEY

September 7, 2006

5.	Please revise the opinion to clarify that the limitations referenced in paragraph C do not relate to the required Exhibit 5 opinions in paragraph 2.

Response:

The opinion has been modified as discussed among you, us and Richards, Layton & Finger, P.A.

*     *     *

We are filing Pre-Effective Amendment No. 3 to the Registration Statement concurrently with the filing of this letter.

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458 or call my associate, Jim Munsell, at 212 839 5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich

Gregory Collett